UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

PREMIER FARNELL PLC

(Name of Issuer)
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Common Stock
(Title of Class of Securities)
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G33292106

(CUSIP Number)
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December 31, 2012
Date of Event Which Requires Filing of this Statement)
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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/x/ Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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1. Names of Reporting Persons and I.R.S. Identification No.

UBS AG (for the benefit and on behalf of the UBS Global
Asset Management division of UBS AG (see Item 7)

98-0186363
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2. Check the Appropriate Box if a Member of a Group

a   / /
b   / /  See Item 8 of attached schedule
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3. SEC USE ONLY

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4. Citizenship or Place of Organization

Switzerland
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Number of       5.  Sole Voting Power 	      20,352,540
Shares Bene-    6.  Shared Voting Power       0
ficially        7.  Sole Dispositive Power    0
Owned by Each   8.  Shared Dispositive Power  20,398,507




Reporting
Person With:
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9. Aggregate Amount Beneficially Owned by Each Reporting Person:

20,398,507*

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10. Check if the Aggregate Amount in Row 9 Excludes Certain
Shares  / /
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11. Percent of Class Represented by Amount in Row 9

5.50%
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12. Type of Reporting Person

BK, HC
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The Reporting Person disclaims beneficial ownership of
such securities pursuant to Rule 13d-4 under the Securities Exchange Act of 1934. In accordance with SEC Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the UBS Global Asset Management division of UBS AG and its subsidiaries and affiliates on behalf of its clients. This filing does not reflect securities, if any, beneficially owned by any other division of UBS AG.

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Cusip G33292106

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Item 1(a).  Name of Issuer:

PREMIER FARNELL PLC


Item 1(b).  Address of Issuer's Principal Executive Offices:

156 ARMLEY ROAD
LEEDS
WEST YORKSHIRE, ENGLAND

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Item 2(a) Name of Persons Filing:
UBS AG

Item 2(b) Address of Principal Business Office or, if none,
Residence:

UBS AG's principal business office is:
Bahnhofstrasse 45
PO Box CH-8001
Zurich V8 CH 8001
Switzerland

Item 2(c) Citizenship:
Incorporated by reference to Item 4 of the cover pages.

Item 2(d) Title of Class of Securities:
Common Stock (the "Common Stock")

Item 2(e) CUSIP Number:
G33292106


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Item 3.  Type of Person Filing:

UBS AG is classified as a Bank as defined in section 3(a)(6) of the Act pursuant to no action relief granted by the staff of the Securities and Exchange Commission.
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Item 4 (a)-(c)(iv).  Ownership:
Incorporated by reference to Items 5-11 of the cover pages.

The ownership disclosed includes 20,661,997 shares of common stock (CUSIP G33292106) and 341,065 preferred shares
(CUSIP G33292163) convertible at 1 preferred to 2.0686 common shares, which would amount to 705,527 shares of common stock.

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Cusip G33292106

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Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.
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Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:

Accounts managed on a discretionary basis by the UBS Global Asset Management division of UBS AG (UBS Global AM)
have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. To the best of our knowledge, no account holds more than 5 percent of the outstanding Common Stock.
-----------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Identification:  UBS Global Asset Management (Americas) Inc.
Classification:  IA

In addition to UBS AG, the following UBS Global AM affiliates and subsidiaries are part of the UBS Global
Asset Management division included in this filing:
UBS Global Asset Management (Americas) Inc., UBS Global Asset Management Trust Company, UBS Global Asset Management (Canada) Inc., UBS Global Asset Management (Australia) Ltd., UBS Global Asset Management (Hong Kong) Limited, UBS Global Asset Management (Japan) Ltd., UBS Global Asset Management (Singapore) Ltd., UBS Global Asset Management (Taiwan) Ltd., UBS Global Asset Management (Deutschland) GmbH, UBS Global Asset Management (Italia) SGR SpA, UBS Global Asset Management (UK) Ltd., UBS Global Asset Management Life Limited, Hana Asset Management Co., Ltd., and CCR Asset Management S.A.

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Item 8

UBS Global AM is composed of wholly-owned subsidiaries and branches of UBS AG. UBS AG is reporting direct and indirect beneficial ownership of holdings. None of the reporting persons affirm the existence of a group within the meaning of Rule 13d-5(b)(1).

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Cusip G33292106

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Item 9 Notice of Dissolution of Group:
Not Applicable
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Item 10 Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2013


UBS AG


By:	/s/ Mark F. Kemper
      Mark F. Kemper
	Attorney-in-Fact
	pursuant to Power of Attorney, attached as Exhibit 1,
        for the UBS Global Asset Management division of UBS AG


By:   /s/ Michael J. Calhoun
      Michael J. Calhoun
	Attorney-in-Fact
	pursuant to Power of Attorney, attached as Exhibit 1,
        for the UBS Global Asset Management division of UBS AG


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EXHIBIT INDEX

Exhibit Number		Exhibit Description

1			Power of Attorney
	        	dated as of February 8, 2012

EXHIBIT 1

POWER OF ATTORNEY

Each of the following employees of UBS Global Asset
Management (Americas) Inc. is hereby appointed as agent and attorney-in-fact with power and authority to sign US Regulatory Filings, including Schedule 13G and
Form 13F, on behalf of UBS AG, required as a result of the operations of the UBS Global Asset Management division:

Mark F. Kemper
Joseph McGill
John Moore
Michael J. Calhoun

This Power of Attorney is limited to the circumstances set forth herein and may be revoked, in whole or in part, at any time. If a person identified above ceases to perform services for UBS Global Asset Management for any reason, this Power of Attorney shall be automatically revoked with respect to that person.
Nothing in this Power of Attorney is intended to limit the authority of any other persons to sign documents relating to the subject matter hereof to the extent permitted by UBS Group Policy or otherwise.

APPROVED:

Date:  As of February 11, 2013


/s/  Mario Cueni
Mario Cueni
UBS Global Asset Management
General Counsel
Group Managing Director

/s/  Shawn Lytle
Shawn Lytle
UBS Global Asset Management
Head of Americas
Group Managing Director